

March 14, 2011

Mr. Marshall T. Reynolds
Chairman of the Board
Energy Services of America Corporation
2450 First Avenue
Huntington, WV 25703

> **Re: Energy Services of America Corporation**
> **Registration Statement on Form S-3**
> **Filed February 17, 2011**
> **File No. 333-172314**

Dear Mr. Reynolds:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are seeking to register the primary distribution of 3,076,923 shares of common stock underlying the 3,076,923 warrants sold in a private placement on August 30, 2006. Please provide us with your analysis as to why you believe you are eligible to register the primary distribution of these common shares rather than registering the resale of shares that were previously sold in a private transaction. In your analysis, please be sure to address the potential that the warrants could have become exercisable within one year from the date of the private placement. For guidance, please refer to Questions 103.04 and 139.01, as well as Section 239.15, in the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

<u>Exhibit 5.1</u>

2. Please remove the statement that counsel's opinion and confirmations are based upon consideration of "only those statutes, rules and regulations that, in [counsel's] experience, are normally applicable to public offerings of common equity securities by a Delaware corporation."

3. Please have counsel also opine that the warrants will be legal, binding obligations of the company.

4. We note your statement that counsel "assume[s] no obligation to advise you of any events that occur subsequent to the date of this opinion." Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

5. You may not limit reliance with regard to person. Please revise the last paragraph accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Alan Schick, Esq. (*via facsimile at* (202) 362-2902)